2002:
Rhodia meets key commitments

Wednesday February 5th, 2003



CHALLENGING BOUNDARIES



Cautionary Statement Regarding Forward-looking Statements

- Certain of the statements contained in these slides are not historical facts, including, without limitation, regarding Rhodia's strategy, plans or intentions, are statements of future expectations and other forward-looking statements.
- These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.
- Many factors could cause the actual results, performance or achievements of Rhodia to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports Rhodia has filed with the U.S. Securities and Exchange Commission.
- Specific risk factors include (i) changes in the competitive and the regulatory framework in which Rhodia operates, in particular increased competition in the European specialty chemicals industry; (ii) changes in exchange rates, including particularly the exchange rate of the euro to the U.S. dollar and U.S. dollar-influenced currencies; (iii) changes in economic or technological trends; (iv) customers and market concentration; (v) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and (vi) general competitive and market factors on a global, regional and/or national basis.
- If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation. Rhodia undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Readers should consult the other documents that Rhodia files or submits to, from time to time, the U.S. Securities and Exchange Commission, including Rhodia's Annual Report on Form 20-F and reports on Form 6-K.


Rhodia



Key figures: substantial improvement

€m (French GAAP)	2001	2002
Sales	7,279	6,617
EBITDA	633	798
Net divestitures impact	15	-37
Net Income	-213	-4
Proposed dividend (€)	0.12	0.12
RoCE %	1.2	5.9
Net Debt	2,572	2,133
Free Cash Flow before pension	193	277
Contribution to pension	-	-145
Free cash flow	193	132


Rhodia



2002: Improve Group financial structure

2003: Accelerate the pace, deliver further


Rhodia



Our 3 key objectives on January 29, 2002



2001 restructuring
to lower breakeven point
• €253 m of restructuring provisions
of which €163m cash
• 19 site and workshop closures
• Cash savings : €70m in 2002
€110m in 2003
High recovery rate : 65%
Rapid payback < 2 years
Rhodia
11



Strengthen financial structure
Launch of a disposal program
in order to reduce debt by €500m
Disposals:
Not harming strategy
Allowing ROCE improvement
No negative impact on shareholders value
Rhodia
18



Targeted cash management
to protect growth
CAPEX 2001 : €500m Targeted / €480m Achieved
CAPEX 2002 : Plan implemented to reach €400m,
without jeopardizing strategy
Positive impact on Free Cash Flow
Rhodia
10



Rhodia

CHALLENGING BOUNDARIES



2002: Rhodia meets key commitments

Through objectives achieved in:



Margin improvement





Divestitures

Cash Flow generation



10.8%
12.4%
11.3%
12.1%
Q4* 01
Q4 02
FY* 01
FY 02

** Recurring*

€500m program exceeded

CAPEX
01: €483m → 02: €374m

Industrial working capital / Sales
01: 19.1% → 02: 13.0%



Rhodia



2002 economic environment

Exchange rate US dollar / €



Average 2001: 1.12
End of 2001: 1.13
Average 2002: 1.06
End of 2002: 0.95
1,2
1,15
1,1
1,05
1
0,95
0,9

FDA* approved molecules



35
27
24
26
30
Expected
16
17
Actual
* FDA: Food and Drug Administration
1998
1999
2000
2001
2002

US and Europe Industrial production



Europe des 12
USA

Credit crunch
Current credit to Corporations



<< prêts bancaires
taux de la FED >>





Strong measures implemented to improve margins



Evolution of headcount
-12.8% from 2000 to 2002
actual headcount
headcount at constant perimeter



Reduction of number of sites
130
125
110
2000
2001
2002



2001 to 2002, better mix and growth of innovative products
Market share gain above organic growth: + 0.7%
Sales growth due to new product launch: + 2%
€44m
€134m
Market share gain
New product sales



As a result of 2002 divestitures, reduced exposure to petrochemical raw material
- €170m
in value
-15%
of total oil-linked purchases





EBITDA margin improvement Y on Y



Quarter after quarter since Q2
12.7
12.4
8.9
10.8
11.5
12.8
11.5
12.4
12.1
11.1
6.3
4.3
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Recurring (% of sales)
Historical (% of sales)



Margin improvement across the Group

In EBITDA margin points	2002	2002 / 2001*
Fine Organics	10.5%	+0.1
Consumer Specialties	12.0%	+2.2
Industrial Specialties	12.4%	+0.9
Polyamide	15.5%	+1.7
Services & Specialties	18.1%	-0.9

* *Recurring*



EBITDA improved,
whatever the approach
Historical EBITDA (€m)
633
798
8.7 %
12.1 %
2001
2002
EBITDA excluding exceptional (€m)
823
860
11.3 %
13 %
2001
2002



Rhodia



Free cash flow

As committed, working capital and CAPEX strictly managed

Working capital
(end of period)


22
19
13
2000
2001
2002
% of sales

Capital expenditure


86
86
450
483
374
76
2000
2001
2002
% of depreciation


Rhodia



Free cash flow

Positive FCF, despite pension & restructuring

€m	2001	2002
Operating cash flow before restructuring	430	688
Restructuring cash out	-25	-152
Operating cash flow	405	536
Change in operating working capital	271	115
CAPEX	-483	-374
Free Cash Flow before pension	193	277
Contribution to pension	-	-145
Free cash flow	193	132


Rhodia



Divestitures in line with strategy

Main Assets	Why ?
Latexia: *paper latex*	No upstream integration / Commodity
Teris: *industrial waste*	Non core & high investments required
Kermel: *technical fibers*	No synergies
Rhodiaster: *PET*	Regional player / Commodity
Basic Chemicals Europe	Commodity

- More focused portfolio as a result
- Contribution of €516m to debt reduction
- Average EBITDA multiple at 5.5 and dilutive effect of €16m
- Overall, a €37m net capital loss


Rhodia

CHALLENGING BOUNDARIES



Significant decrease in net debt

€m

	€m
2001 Net Debt	2,572
Free Cash flow before pension	-277
Pension	145
Divestitures	-516
Acquisitions	52
Perimeter	56
Loans to JV	65
Dividend & other	36
2002 Net Debt	2,133

Free Cash Flow €132m*

Rhodia

* including €88m securitization decrease



Balance sheet as of December 31, 2002

€m (French GAAP)

Assets	€m	€m	Liabilities
Current net assets	59	2.133	Net debt
Fixed assets	5.260	1.628	LT liabilities
		1.858	Shareholders' Equity (including minority interests)

Rhodia



Adequate funding resources available

€m

	Net Debt	Funding resources
Non-committed facilities		750
Commercial paper		250
Committed facilities		2,116
Bonds		1,087
Net Debt	2,133	


Rhodia

CHALLENGING BOUNDARIES



Full year P&L Statement

Positive net income before divestitures

€m (French GAAP)	2001 Hist.	2002
Sales	7,279	6,617
EBITDA	633	798
EBIT (excl. Goodwill Amortization)	91	351
Equity earnings in affiliates (net of income tax)	-16	-38
Interest expenses - net	-186	-124
Other gains and losses excl. divestitures	-123	-37
Other gains and losses from divestitures	15	-34
Provision for income tax	86	-66
Goodwill amortization	-75	-47
Minorities	-5	-9
Net Income after Goodwill Amortization	-213	-4
Net Income before Goodwill Amortization	-138	43
EPS (€)	-1.19	-0.02


Rhodia



Stock performance

Variance end 2001 / end 2002

Clariant	-29%
ICI	-28%
Degussa	-15%
Rhodia	-12%
Ciba	-6%
DSM	6%

Average: -14%



Source: Reuters, last closing



2002: Improve Group financial structure

2003: Accelerate the pace, deliver further


Rhodia



2003 uncertain environment

Geopolitical uncertainty

- Iraq Crisis
- Middle East
- South America

Exchange rate US dollar / €



0,98
0,97
0,96
0,95
0,94
0,93
0,92
0,91
0,9
January 2003

Oil



11 septembre
16 janvier
17 janvier
15 novembre 17 $

General soft economy

- Anemic growth
- Risk of slowing consumer activity
- Tightened investments
- Grim financial market



Rhodia



2003: Accelerate the pace, deliver further

Through objectives achieved in:


Margin improvement
Divestitures
Cash Flow generation

Target 2003: Net Debt / EBITDA



< 2.5


Rhodia

Actions launched to improve EBITDA

EBITDA effect full year 2004

		EBITDA effect full year 2004
	Pricing New product launch Industrial platform Supply chain OEE optimization	**€50m**
Functions	Best in class in each function Mutualization	**€70m**
Enterprises	Further decrease in fixed costs	**€80m**

with a €100m charge in 2003





Actions launched to improve EBITDA

Marketing & sales objectives

Market share gain on strategic segments: > 2 %

Sales growth due to new product launch: > 2 %

Market share gain

New product sales

By 2003:

- From 30% of Rhodia sales corresponding to Rhodia development model to 33%
- From 14% of Rhodia sales made by product less than 5 years old to 15%


Rhodia

Actions launched to improve EBITDA

New organization and processes

Strategy driven by market needs

- Manage portfolio to offer global solutions to selected profitable segments

Align organization

- Align on customer needs

Good customer management practices

- Further focus Rhodia businesses on customers


Rhodia

Free cash flow

Continue to control
working capital & CAPEX

Working capital
(end of period)


22
19
13
13
2000
2001
2002
2003
% of sales

Capital expenditure


86
86
76
61
450
483
374
300
2000
2001
2002
2003
% of Depr.


Rhodia

All our actions are underpinned by following strategy

Best in class position in all business units

- Technology and cost leadership



Innovative offer based on unmet customer needs

- Partnership
- From product to solutions
- Cross-fertilization





Optimized portfolio


Rhodia



8 market groups	9 functionalities	Product range	5 core technologies
Automotive	Surface and interface treatment	Polyamide	Polymers synthesis and processing
Fibers	Control properties of liquid systems	Silicones	
Electronics	Controlling the properties and processability of powders	Specialty Polymers	
Food	Control the physical properties of solids	Cellulose Acetate	Inorganic synthesis and processes
Consumer	Reinforcing materials	Hydrocolloids or Polysaccharides	
Pharma	Control release of active ingredients	Surfactants	
Agro	Anticipate Health & Environmental constraints	Silicas	Organic synthesis and processes
Industrial	High purity treatment	Rare earths	
	Protection and barrier effect	Organic Phosphorus Derivatives	Biotechnology
		Specialty Phosphates	
		Specialty Latex	Formulation
		Fine chemicals synthesis	
		Flavors & Fragrances Ingredients	
		Pharmaceuticals Ingredients	
		Probiotics/Cultures	

Rhodia



Example: Rare earths: Nanoparticles

Automotive
Fibers
Electronics
Food
Consumer
Pharma
Agro
Industrial

Miniaturization of electronic components

Surface and interface treatment
Control properties of liquid systems
Controlling the properties and processability of powders
Control the physical properties of solids
Reinforcing materials
Control release of active ingredients
Anticipate Health & Environmental constraints
High purity treatment
Protection and barrier effect

Nanoparticles Dielectric properties

Polyamide
Silicones
Specialty Polymers
Cellulose Acetate
Hydrocolloids or Polysaccharides
Surfactants
Silicas
Rare earths
Organic Phosphorus Derivatives
Specialty Phosphates
Specialty Latex
Fine chemicals synthesis
Flavors & Fragrances Ingredients
Pharmaceuticals Ingredients
Probiotics/Cultures


Rhodia



Example: Specialty polymers: Diblocks

Markets	Functions	Products
Automotive	Surface and interface treatment	Polyamide
Fibers	Control properties of liquid systems	Silicones
Electronics	Controlling the properties and processability of powders	**Specialty Polymers**
Food	Control the physical properties of solids	Cellulose Acetate
Consumer	Reinforcing materials	Hydrocolloids or Polysaccharides
Pharma	Control release of active ingredients	Surfactants
Agro	Anticipate Health & Environmental constraints	Silicas
Industrial	High purity treatment	Rare earths
	Protection and barrier effect	Organic Phosphorus Derivatives
		Specialty Phosphates
		Specialty Latex
		Fine chemicals synthesis
		Flavors & Fragrances Ingredients
		Pharmaceuticals Ingredients
		Probiotics/Cultures

2 in 1 products Reduce environmental impact

Diblock copolymers Compatibilization of active ingredients


Rhodia



All our actions are underpinned by following strategy

Further reshape portfolio on the basis of:

- Technology leadership positions
- Openings for innovation and cross-fertilization
- Opportunistic management of peripheral activities

Target 2004: Net Debt / EBITDA



< 2.0


Rhodia



All our actions are also underpinned through sustainable development approach


All safety indicators on track
TF1 external companies
TF2 Rhodia
TF1 Rhodia
7.2
6.5
4
3.9
6.4
5.8
4.8
3.3
2.2
2.1
2.2
1.4
1999
2000
2001
2002

Green house gas emissions

- 30 % between 1990 and 2010

Sales from products < 5 years:
up to 16 % of sales

RoCE > WACC


Commitment to corporate governance
Strategy Committee
4 meetings in 2002
Audit Committee
2 meetings in 2002
Board of Directors
12 members
Of which:
6 independant
Compensation & selection Committee
5 meetings in 2002
7 meetings in 2002
Participation rate: 80%
Risks Advisory Committee
1 meeting in 2002


Rhodia



Accelerate the pace, deliver further

Key commitments met in 2002

- EBITDA margin improvement from 11.3 recurring to 12.1%
- Divestitures program exceeded
- Cash flow generation achieved

Outlook and commitments 2003

- Overall uncertainty (raw material, dollar, ...)
- CAPEX limitation to €300m
- Net debt / EBITDA < 2.5 at year end

Medium term objectives

- Net debt / EBITDA < 2.0
- Sales generated by business model: 40%
- Product less than 5 years old > 20% of sales
- Partnerships covering 75% of R&D programs


Rhodia



This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements.

Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.


Rhodia



Backup

Wednesday February 5th, 2003


Rhodia



Full year P&L Statement

€m (French GAAP)	2001 Hist.	2001 Rec.	2002
Sales	7,279	7,279	6,617
EBITDA	633	823	798
***EBIT** (excl. Goodwill Amortization)*	91	346	351
***Equity earnings in affiliates** (net of income tax)*	-16	-16	-38
Interest expenses - net	-186	-186	-124
Other gains and losses excl. divestitures	-123	-43	-37
Other gains and losses from divestitures	15	15	-34
Provision for income tax	86	-42	-66
Goodwill amortization	-75	-75	-47
Minorities	-5	-5	-9
Net Income after Goodwill Amortization	-213	-6	-4
Net Income before Goodwill Amortization	-138	69	43
EPS (€)	-1.19	-0.03	-0.02


Rhodia



Slight decrease in annual sales with H2 weaker than H1

€m


7,279
- 3.8%
Structure
-3.9 %
Conversion
6,718
0.9 %
Volume & mix
-2.4 %
Price
6,617
-1.5 %
2001 Sales
2001 Restated
2002 Sales

Rhodia

Yearly analysis of sales variance

€m	2001 Hist.	Structure %	Conversion %	2001 Restated	Volume + mix %	Price %	2002
Rhodia	7,279	-3.8	-3.9	6,718	+0.9	-2.4	6,617
Fine Organics	1,219	+0.5	-4.7	1,168	+3.7	+0.2	1,213
Consumer Specialties	2,164	-5.6	-3.5	1,965	-3.0	-1.4	1,878
Industrial Specialties	1,220	-4.9	-4.8	1,101	+2.1	+0.4	1,129
Polyamide	1,444	-0.4	-3.7	1,385	+1.7	-3.9	1,353
Services & Specialties	1,013	-1.2	-3.6	964	+2.3	-3.4	954


Rhodia



Full year EBITDA: Good control of value chain, restructuring benefits offset by industrial one-offs and inflation

€m

	€m
2001 EBITDA	633
Restr. & One-offs	190
2001 Recurring	823
Structure & conversion	-83
Restr. & One-offs	-62
Raw material	166
Volume & mix	-33
Savings on fixed costs	100
Inflation fixed costs	-53
Other fixed costs	-60
2002 EBITDA	798

2001 Recurring: Margin 11.3 %

2002 EBITDA: Margin 12.1 %

Rhodia

CHALLENGING BOUNDARIES



Q4 P&L Statement

€m (French GAAP)	Q4 2001 Hist.	Q4 2001 Rec.	Q4 2002
Sales	1,688	1,688	1,528
EBITDA	73	182	189
***EBIT** (excl. Goodwill Amortization)*	-81	60	81
***Equity earnings in affiliates** (net of income tax)*	-7	-7	-9
Interest expense-net	-40	-40	-18
Other gains and losses excl. divestitures	-87	-4	-28
Other gains and losses from divestitures	-2	-2	27
Provision for income tax	74	-1	-25
Goodwill amortization	-14	-14	-9
Minorities	1	1	-
Net Income after Goodwill Amortization	-156	-7	19
Net Income before Goodwill Amortization	-142	7	28
EPS (€)	-0.87	-0.04	0.11


Rhodia



Organic growth of 4.9 % over Q4 2001

€m



1,688
- 5.9%
Structure
-7.8 %
Conversion
1,457
7.8 %
Volume
& mix
-2.9 %
Price
1,528
+4.9 %
Q4 2001
Sales
Q4 2001
Restated
Q4 2002
Sales

Rhodia

Quarterly analysis of sales variance

€m	Q4 2001 Hist.	Structure %	Conversion %	Q4 2001 Restated	Volume + mix %	Price %	Q4 2002
Rhodia	1,688	-5.9	-7.8	1,457	+7.8	-2.9	1,528
Fine Organics	289	+1.8	-8.7	269	+7.9	+7.2	310
Consumer Specialties	496	+0.5	-7.8	460	-3.7	-2.4	431
Industrial Specialties	291	-11.1	-8.8	233	+1.9	+5.1	250
Polyamide	338	-1.3	-7.3	309	+11.8	-1.1	342
Services & Specialties	236	-	-7.3	219	+9.2	-4.6	229


Rhodia



Q4 EBITDA : Better mix and control of value chain, restructuring benefits offset by industrial one-offs and inflation

€m

73
Q4 2001 EBITDA

109
Restr. & One-offs

182
Q4 2001 Recurring

Margin 10.8 %

-40
Structure & conversion

-24
Restr. & One-offs

39
Raw material

24
Volume & mix

25
Savings on fixed costs

-12
Inflation fixed costs

-5
Other fixed costs



189
Q4 2002 EBITDA

Margin 12.4 %


Rhodia

Decrease in off-balance sheet debt

€m	31/12/2001	31/12/2002
Securization (cash impact)	617	531
Financial debt in equity affiliates*	600	392
Of which guaranteed amount	186	171
Guarantees other affiliates	74	26
Leasing *(future rents)*	278	258

** Portion attributable to Rhodia*


Rhodia



Full year P&L proforma after divestitures

€m (French GAAP)	2002 Reported	2002 Proforma
Sales	6,617	6,061
EBITDA	798	707
EBIT (excl. Goodwill amortization)	351	304
Equity earnings in affiliates (net of income tax)	-38	-39
Interest expense-net	-124	-94
Other gains and losses excl. divestitures	-37	-47
Other gains and losses from divestitures	-34	-34
Provision for income tax	-66	-60
Goodwill amortization	-47	-47
Minorities	-9	-3
Net Income after Goodwill Amortization	-4	-20
Net Income before Goodwill Amortization	43	27
EPS (€)	-0.02	-0.11


Rhodia



4 market driven Divisions

Pharmaceuticals & Agrochemicals	Consumer Care & Food	Industrial care & Services	Automotive, Electronics & Fibers
• Pharma Solutions • Perfumery Performance & Agro • Intermediates	• Specialty Phosphates • PPD • HPCII • Food • Acetow	• Silicones • Silica Systems • PPMC • Eco Services	• Technical Fibers • Engineering Plastics • Polyamide Intermediates • Electronics & Catalysis


Rhodia



8 strategic Market Groups

% of 2002 sales

Advanced materials for processing industries

Paints & Coatings

Tyre

Industrial **(41%)**

Fibers **(7%)**

Food **(7%)**

Electronics **(2%)**

Consumer **(22%)**

Agro **(4%)**

Pharma **(6%)**

Automotive **(11%)**


Rhodia



Pro-forma 2002*

	Sales	EBITDA	Ebit	EBITDA margin
Rhodia	6,061	707	304	11.7%
Fine Organics → Pharma & Agro	946	92	13	9.7%
Consumer Specialties → Consumer Care & Food	2,338	329	204	14.1%
Industrial Specialties → Industrial Care & Services	1,395	200	100	14.3%
Polyamide → Auto, Electronics & Fibers	1,490	212	115	14.2%

** Including announced divestitures effective in 2003*


Rhodia



Fine Organics

2002: Some improvement in profitability driven by growth on the pharma market but partially offset by manufacturing difficulties

- **Life Sciences:** Higher level of activity yoy. Restored profitability through portfolio pruning
- **Rhodia ChiRex:** Strong growth in sales and profitability yoy but Q4 already impacted by product launch delays
- **Pharmaceutical Ingredients:** Aspirin and nutraceutics successfully consolidated but paracetamol remains a challenge
- **Perfumery & Specialties:** Improved profitability vs last year through prices
- **Intermediates:** Very good activity. Manufacturing difficulties totaled €37m negative EBITDA YTD impact

	Q4 2001*	Q3 2002	Q4 2002	2001*	2002
Sales	288	284	310	1,219	1,213
EBITDA	27	25	33	121	128
EBITDA margin	9.3 %	8.8 %	10.7 %	10 %	10.6 %


Rhodia

** Recurring*



Full year EBITDA for Fine Organics


€m

121

-1
Structure

-10
Conversion

110

-45
Restr. & One-offs

12
Raw material

30
Volume & mix

21
Fixed costs

128

Margin 10.0 %

Margin 10.6 %

2001 EBITDA*

2001 Restated

2002 EBITDA

Rhodia

* Recurring

Pharma & Agro

- **2003 outlook:** High raw material price ; anticipation of lower volumes on the pharmaceutical cGMP custom manufacturing market

- **2003 key challenges:**
 - Consolidation of Rhodia offer to the pharma market through the creation of Rhodia Pharma Solutions. RPS has the broadest offer available on the market from early stages drug development to production of generic products in large volumes in cGMP conditions
 - Enhance strong market positions held in perfumery and performance products
 - Continue the Division manufacturing footprint optimization

	2002 proforma
Sales	946
EBITDA	92
EBITDA margin	9.7 %


Rhodia



Pharma & Agro: from 4 technology based to 2 market focused enterprises

2002

P&S	*Perfumery*
	Specialties
PhI	*Acetaminophen APAP*
	Rhodine
	Nutritonal Supplements
	Salicylates & Methyl Sal
	Nitrophenol
L2S	*Agro Intermediates*
	Pharma Intermediates
	Performance
	Anaesthetics
	Isceon & HF
ChiRex	*Development*
	Custom Manufacturing



2003

Flavours & Fragrances	*Rhodia Perfumery Performance & Agro*
Specialties	
Agro Intermediates	
Anaesthetics & Isceon & HF	

Bulk API, Nutraceuticals & Formulations	*Rhodia Pharma Solutions*
Custom Manufacturing	
Development Services	

PHARMA BUSINESS MODEL

- Build one of the most comprehensive offer to the pharma market
- Technologies used as a differentiating factor
- Strong emphasis on multi-customer products (building-blocks)


Rhodia



A specific comprehensive approach to Pharma

Development stage / Offering	Drug life cycle: Pre-clinical	Phase 1	Phase 2	Phase 3	Launch	Generics
Custom (single customer)	**Development services** (clinical trial materials,process development) → **API and regulated intermediates**			**Formulation services** (Phase 3 – Generics)		
Catalogue (multi-customers)		**Intermediates** (fluorinated, nitrogerated, phosphorylated, chiral, …) (Phase 1 – Generics)			**Bulk API** **Nutraceuticals** **Excipients** (Launch – Generics)	
Key Attributes	**Speed, Flexibility** **Customer oriented** → **Technologies** **Innovation** **Value** **cGP compliance, supply chain management** (Pre-clinical – Launch)					**Reliability** **Price** **Supply chain management**





Consumer Specialties

2002: Profitability improvement driven by benefit from restructuring and better mix

- **Specialty phosphates:** Benefits from world class manufacturing practices and from restructuring
- **Phosphorus derivatives:** Competitive sourcing in China, competitive western manufacturing footprint and innovation leading to Profitable growth
- **Home and personal care:** Growth driven by innovation. Drop of sales at low profitability
- **Food:** Lower volumes mainly due to competitive intensity in the US

	Q4 2001*	Q3 2002	Q4 2002	2001*	2002
Sales	495	458	431	2,164	1,878
EBITDA	45	53	50	205	225
EBITDA margin	9.1 %	11.6 %	11.6 %	9.5 %	12.0 %


Rhodia

** Recurring*



Full year EBITDA for Consumer Specialties



€m
205
-1
Structure
-8
Conversion
196
-3
Restr. &
One-offs
42
Raw
material
-17
Volume
& mix
7
Fixed
costs
225
Margin
9.5 %
Margin
12.0 %
2001
EBITDA*
2001
Restated
2002
EBITDA

* Recurring

Rhodia

Customer Care & Food

- **2003 outlook:**
 - Low visibility - No sign of recovery - Anticipated increase of energy and raw material

- **2003 key challenges:**
 - Focus on growth through innovation, by cost and cash effective debottlenecking and by key account management at a WW and regional level
 - Towards a leaner organisation

	2002 proforma
Sales	2,338
EBITDA	329
EBITDA margin	14.1 %


Rhodia

CHALLENGING BOUNDARIES



Industrial Specialties

2002 : Growth on core businesses

- **Paints and Coatings:** Growth and mix improvement driven by core businesses (Tolonate, Solvants and Speciality latex)
- **Silicas:** Continued growth. Improved EBITDA in absolute terms and in margin on tyre and nutraceutics
- **Silicones:** Low activity. Better mix. One-off charge associated with debottlenecking in France

Q4 2001*	Q3 2002	Q4 2002		2001*	2002
291	273	250	Sales	1,220	1,129
35	32	29	EBITDA	137	140
12 %	11.7 %	11.6 %	EBITDA margin	11.2 %	12.4 %

** Recurring*


Rhodia



Full year EBITDA for Industrial Specialties


€m

137
-10
Structure
-8
Conversion
119
-3
Restr. & One-offs
8
Raw material
-16
Volume & mix
0
Fixed costs
140

Margin 11.2 %

Margin 12.4 %

2001 EBITDA*

2001 Restated

2002 EBITDA

Rhodia

* Recurring

Industrial Care & Services

- **2003 outlook:**
 - Raw material increase - expectation of growth slowdown in key markets like Germany

- **2003 key challenges:**
 - Maintain and strenghten positions on markets with strong growth and high added value
 - Get payback from the new cost structure of Eco Service

	2002 proforma
Sales	1,395
EBITDA	200
EBITDA margin	14.3 %


Rhodia



Polyamide

2002: Confirmed recovery of profitability starting Q2

- Driven by volume growth mainly in Intermediates and in Engineering Plastics
- Significant costs savings as a result of restructuring, particularly in Technical Fibers
- Textile market however remains weak

Q4 2001*	Q3 2002	Q4 2002		2001*	2002
338	320	342	Sales	1,444	1,353
40	53	58	EBITDA	195	209
11.8 %	16.6 %	17 %	EBITDA margin	13.5 %	15.5 %

** Recurring*


Rhodia



Full year EBITDA for Polyamide


€m
Recovery of profitability driven by
growth and restructuring pay-back
195
-1
Structure
-10
Conversion
184
-1
Restr. &
One-offs
30
Raw
material
-17
Volume
& mix
12
Fixed
costs
209
Margin
13.5 %
Margin
15.5 %
2001
EBITDA*
2001
Restated
2002
EBITDA
Rhodia
* Recurring

Automotive, Electronics & Fibers

- **Outlook 2003:**
 - First half will be affected by a sluggish market and high raw material prices. No anticipation of recovery of the Textile Market

- **2003 key challenges:**
 - Continue volume growth (engineering plastics & intermediates)
 - Successfully develop EOLYS in Autocat market for Diesel engine
 - Take full benefit of Butachimie investment which will operate close to maximum capacity
 - On going focus on costs savings , particularly the full impact from 2001/2002 restructuring

	2002 proforma
Sales	1,490
EBITDA	212
EBITDA margin	14.2 %


Rhodia



Services & Specialties

2002: Mixed performance depending on businesses

- **Acetow:** Continuous growth in volume and profitability
- **Eco -Services:** Difficult year. Restructuring kicked off in Europe to handle competitive deterioration
- **Electronics & Catalysis:** Electronic market still depressed. Good performance of new product lines in the automotive market

Q4 2001*	Q3 2002	Q4 2002		2001*	2002
236	240	229	Sales	1,013	954
44	51	34	EBITDA	193	173
18.6 %	21.3 %	14.9 %	EBITDA margin	19.0 %	18.1 %

** Recurring*


Rhodia



Full year EBITDA for Services & Specialties


€m
193
-4
Structure
-8
Conversion
181
-9
Restr. &
One-offs
31
Raw
material
-20
Volume
& mix
-10
Fixed
costs
173
Margin
19.0 %
Margin
18.1 %
2001
EBITDA*
2001
Restated
2002
EBITDA

Rhodia

* Recurring

CHALLENGING BOUNDARIES

Strategic raw material index

Average 2001 = 100				Average 2002 = 93			
Q1 01	Q2 01	Q3 01	Q4 01	Q1 02	Q2 02	Q3 02	Q4 02
108	105	96	92	87	93	96	96


Rhodia



Continued headcount reduction


26,925
-371
Structure
26,554
1,104
External recruitments
-3,135
Terminations
24,523
Net Decrease
- 7.7%
Dec. 2001 Headcount
Dec. 2001 Restated
Dec 2002 Headcount

Rhodia

Stock performance

Variance end 2000 / end of January 2003

Clariant	-67%
Rhodia	-60%
ICI	-57%
Degussa	-29%
Ciba	-21%
DSM	8%

Average: -38%



Source: Reuters, last closing



Capital structure

% of capital
As of October 31, 2002

25.2%
Aventis

21.7%
French funds

6%
Employees

22.2%
European funds

13.9%
Retail

11%
US funds

Source Euroclear and Thomson Financial





Dividend 2002

	2001	2002
EPS (€)	**0.39***	**0.43***
Dividend (€) *Including tax credits*	**0.18**	**0.18**
Distribution rate	**31%**	**42%**

Payable on July 1st, 2003

** EPS base on net income recurring in 2002 net income €77m (-4 +34 cession sale +47 goodwill amortization)*


Rhodia



2003 main Corporate events

- **Q1 2003 results**: April 30th 2003
- **Shareholders Meeting**: June 23rd 2003
- **Q2 2003 results**: July 25th 2003
- **Q3 2003 results**: October 30th 2003


Rhodia

